180 LIFE SCIENCES CORP.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

May 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	180 Life Sciences Corp.
Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-1
(File No. 333-259209), filed on April 6, 2022 (Accession No. 0001213900-22-018443)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), 180 Life Sciences Corp. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-259209) , filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 6, 2022. Post-Effective Amendment No. 1 was filed solely to add an exhibit to a registration statement pursuant to Rule 462(d) under the Securities Act, as was stated on the face of the filing; however, it was inadvertently filed in the Commission’s Electronic Data Gathering and Retrieval system as form type “POS AM” rather than form type “POS EX.”. No securities were sold pursuant to Post-Effective Amendment No. 1. The Company will file a post-effective amendment to its latest registration statement on Form S-1 (File No. 333-259209) which will include, among other things, (i) a single, combined prospectus, pursuant to Rule 429 under the Securities Act, that amends and combines the prospectuses included in three previously filed registration statements on Form S-1 (File Nos. 333-258045, 333-249539 and 333-259209) and (ii) an exhibit to replace the version previously filed with Post-Effective Amendment No. 1.

The original registration statement on Form S-1 (File No. 333-259209) filed with the Commission on August 31, 2021, and declared effective by the Commission on September 9, 2021, should remain in place and is not subject to this withdrawal request.

Thank you for your assistance with this matter. If you have any questions, please contact Stephen P. Alicanti, Esq. of DLA Piper LLP (US) at (212) 335-4783.

Very truly yours,

180 LIFE SCIENCES CORP.

By:	/s/ Ozan Pamir
Ozan Pamir
Interim Chief Financial Officer

cc:	Stephen P. Alicanti, Esq.